Profit and Loss

January - December 2022

	Total
INCOME	
4000 Amazon Sales	520,247.67
4002 Amazon Promotions	-151.23
4004 Amazon Refunds	-14,769.61
4006 Amazon Reimbursement	1,444.29
4008 Amazon Shipping	8,135.97
Total 4000 Amazon Sales	**514,907.09**
4010 PayPal Sales	215.00
4020 Sales	1,751.63
4030 Sales of Product Income	982.50
4050 Walmart Sales	108,626.51
4052 Walmart Refunds	-3,736.81
4054 Walmart Shipping	148.00
4055 Walmart Fees	2.08
4056 Walmart Commission Fees	-15,634.33
4057 Walmart Adjustments	-763.02
Total 4050 Walmart Sales	**88,642.43**
Total Income	**606,498.65**
COST OF GOODS SOLD	
4500 Cost of goods sold	257,190.10
4600 Amazon FBA Fees	5,566.05
4700 Shipping	57,328.26
Total Cost of Goods Sold	**320,084.41**
GROSS PROFIT	**286,414.24**
EXPENSES	
5100 Advertising & marketing	
5101 Advertising	101.65
5102 Listing fees	5.50
5104 Social media	119.02
5106 Website ads	270.34
Total 5100 Advertising & marketing	**496.51**
5112 Amazon Seller Fees and Charges	190,610.88
5114 Amazon Shipping Fees	1,306.66
5400 Contract labor	552.60
5800 General business expenses	
5810 Bank fees & service charges	12,608.96
5820 Memberships & subscriptions	1,756.33
Total 5800 General business expenses	**14,365.29**
5900 Insurance	
5920 Liability insurance	739.12

	Total
Total 5900 Insurance	**739.12**
6100 Interest paid	
6110 Business loan interest	274.38
6120 Credit card interest	1,450.68
Total 6100 Interest paid	**1,725.06**
6200 Legal & accounting services	
6220 Legal fees	958.00
Total 6200 Legal & accounting services	**958.00**
6300 Meals	685.01
6400 Merchant Fees	
6402 PayPal Fees	3.03
6404 Affirm fees	1,878.07
Total 6400 Merchant Fees	**1,881.10**
6600 Office expenses	-105.87
6620 Office supplies	12,905.59
6630 Printing & photocopying	41.57
6670 Software & apps	4,454.37
Total 6600 Office expenses	**17,295.66**
6800 Payroll expenses	
6802 Wages	45,611.61
6804 Payroll Fees	130.00
6806 Employer Tax Expense	4,596.20
Total 6800 Payroll expenses	**50,337.81**
6810 Rent	
6812 Building & land rent	16,945.57
Total 6810 Rent	**16,945.57**
6820 Repairs & maintenance	605.00
6840 Supplies	
6830 Shipping Supplies	11,836.83
6842 Supplies & materials	71.43
6844 Warehouse Supplies	13,618.50
Total 6840 Supplies	**25,526.76**
6860 Travel	
6868 Vehicle rental	167.48
Total 6860 Travel	**167.48**
6870 Utilities	
6872 Electricity	1,029.48
6874 Internet & TV services	480.65
6876 Security and Monitoring	224.70
Total 6870 Utilities	**1,734.83**
6880 Vehicle Expenses	
6881 Parking & tolls	18.00

	Total
6883 Vehicle gas & fuel	1,165.91
6884 Vehicle insurance	1,799.00
6887 Vehicle wash & road services	15.00
Total 6880 Vehicle Expenses	**2,997.91**
Total Expenses	**328,931.25**
NET OPERATING INCOME	-42,517.01
OTHER INCOME	
Credit Card Rebates	2,664.50
Credit card rewards	5.87
Insurance claims	1,504.86
Interest earned	0.01
Total Other Income	**4,175.24**
NET OTHER INCOME	4,175.24
NET INCOME	$ -38,341.77

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Midflorida Checking 8989	1,499.01
1015 Midflorida Savings 8976	11.07
1030 Novo Checking - 0483	44,655.28
1045 Personal Bank Account	-9,151.12
1050 PayPal Bank	-887.44
Total Bank Accounts	**36,126.80**
Other Current Assets	
1200 Amazon Carried Balances	23,929.12
1204 Amazon Pending Balances	-39.99
1206 Amazon Reserved Balances	-975.41
1230 Walmart Carried Balances	7,814.94
1300 Prepaid Loan Fee	3,016.62
Total Other Current Assets	**33,745.28**
Total Current Assets	**69,872.08**
TOTAL ASSETS	**$69,872.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2020 Capital One 9220	748.01
2030 Capital One Walmart 8553	280.20
2050 Delta American Express 1013	18,189.28
2060 Kohl's Credit Card	486.71
Total Credit Cards	**19,704.20**
Other Current Liabilities	
2505 Payroll Clearing	13.72
2520 Amazon Loans	37,632.52
2570 Seller Funding Line of Credit	27,465.16
Total Other Current Liabilities	**65,111.40**
Total Current Liabilities	**84,815.60**
Long-Term Liabilities	
2600 8 Fig Inventory Loan	26,194.50
Total Long-Term Liabilities	**26,194.50**
Total Liabilities	**111,010.10**
Equity	
3020 Partner distributions	-19,645.72

	Total
3030 Partner investments	16,849.47
Retained Earnings	
Net Income	-38,341.77
Total Equity	**-41,138.02**
TOTAL LIABILITIES AND EQUITY	**$69,872.08**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-38,341.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Amazon Carried Balances	-23,929.12
1204 Amazon Pending Balances	39.99
1206 Amazon Reserved Balances	975.41
1230 Walmart Carried Balances	-7,814.94
1300 Prepaid Loan Fee	-3,016.62
2020 Capital One 9220	748.01
2030 Capital One Walmart 8553	280.20
2050 Delta American Express 1013	18,189.28
2060 Kohl's Credit Card	486.71
2505 Payroll Clearing	13.72
2520 Amazon Loans	37,632.52
2570 Seller Funding Line of Credit	27,465.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,070.32**
Net cash provided by operating activities	**12,728.55**
FINANCING ACTIVITIES	
2600 8 Fig Inventory Loan	26,194.50
3020 Partner distributions	-19,645.72
3030 Partner investments	16,849.47
Net cash provided by financing activities	**23,398.25**
NET CASH INCREASE FOR PERIOD	**36,126.80**
CASH AT END OF PERIOD	**$36,126.80**